Exhibit 99.1

KIDOZ Inc.

220 - 1685 West 4th Avenue

Vancouver BC V6J 1L8

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Reports USD $6,030,546 in Q4 Revenue and Provides Annual Update

Vancouver, B.C. Canada, March 26, 2024 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and Kidoz COPPA Shield, announced today its unaudited Q4 2023 financial result summary and a brief annual corporate update. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Q4 2023 Financial Result Summary

The fourth quarter started strongly, with many advertisers active on the Kidoz platform. This growth began to decline after Thanksgiving in the US, and the fourth quarter ended at a slower pace. The slow down at the end of the quarter hinted that we might face a challenging start in fiscal year 2024. In spite of the slow down at the end of the year, the early strong performance in the fourth quarter contributed positively to our revenue and helped us keep our balance sheet strong despite the difficulties of 2023.

Unaudited financial highlights from the fourth quarter of 2023 include:

●	Total Revenue of $6,030,546 – growth of 115% over Total Revenue of $2,808,354 in Q3 2023;
●	Advertising Revenue of $5,353,852 – growth of 115% over Advertising Revenue of $2,492,058 in Q3 2023;
●	Programmatic Revenue of $652,000 – growth of 162% over Programmatic Revenue of $248,546 in Q3 2023;
●	Sales and Marketing expenditure of $319,664, an increase of 2% from $312,791 in Q3 2023;
●	Non-Capitalized R&D expenditures of $773,690, an increase of 7% from $720,076 in Q3 2023;
●	G&A expenditures of $158,814 a reduction of 8% from G&A expenditures of $172,307 in Q3 2023;
●	Profit of $308,070, an increase of $1,072,407 over a loss of ($764,337) in Q3 2023;
●	Adjusted EBITDA of $569,532 a growth over Adjusted EBITDA of ($471,051) in Q3 2023;
●	Cash of $1,469,311 and working capital of $3,200,407 as at December 31, 2023, compared to cash of $2,363,530 and working capital of $4,147,176 as at December 31, 2022;
●	Free Cash Flow of $36,962 compared to Free Cash Flow of $98,877 in Q3 2024.

“Management is pleased with the Company’s strong performance in the fourth quarter after challenges earlier in the year,” stated Jason Williams, Kidoz CEO. “Kidoz continues to make great strides in the advancement of our technology and innovations in our tools and processes which enables the Company to differentiate itself from the competition and capture a large share of the mobile brand and performance advertising market directed at kids and families.”

“Kidoz is the absolute leader in child safe mobile advertising as our media inventory represents the optimized supply path, the largest possible pool of inventory, and the inventory with the greatest contextual targeting. Most importantly, Kidoz media is purpose built to be completely free of Personal Identifiable Information (PII) and therefore is legally COPPA & GDPR compliant and brand safe for child directed media. Over the years, competitive groups have entered the market and begun to offer media that does not have the same COPPA safeguards and represents a risk to brands as they are potentially processing PII data of minors,” stated Williams.

“To combat this threat, Kidoz has embarked on an educational road show with a number of leading brands to educate the market on how to identify COPPA mobile media and how to protect the brand against the widespread risks that are inherent in many media offerings that were not purpose built to be safe for child directed audiences. While changing the behavior of agency buyers can be challenging, several brands are insisting on Kidoz media in larger quantities as they dig deeper into their media plans and focus on the requirement of brand safety in their practices.”

“By following the vision, to keep children safe in the complex digital advertising ecosystem management believes that Kidoz has built the most advanced contextual mobile advertising system in the industry. We believe this commitment has resulted in an advertising product offering that is the highest performing amongst our competitors and places Kidoz in a central position globally with leading family and entertainment brands whose key objective is to raise awareness within the kids market.”

“2024 will see continued focus on legislative measures, in America and Europe, aimed to strengthen online child privacy which will further propel Kidoz forward in terms of usage and media sales. We believe our offering is the only purpose built mobile media platform for reaching children and this area of the market is growing quickly. Management believes 2024 will be a strong year of growth for the Company.”

“As the unprecedented advertising boom attributed to the pandemic began to normalize in 2023, the ad tech industry faced a year of recalibration, with businesses adapting to post-pandemic consumer behaviors. Against this backdrop, the Kidoz contextual network for reaching kids and families on mobile devices continued to experience strong usage and continues to be adopted by new apps at a rapid pace. In the rapidly evolving landscape of digital advertising, Kidoz is at the forefront of transforming how major brands connect with their youngest audiences. Historically, large kids focused brands reached consumers through traditional media channels utilizing television, radio, and print to communicate their messages. However, the digital revolution, spearheaded by the rise of the Internet, smartphones, and tablets, has ushered in a new era of disruption.”

“Traditional media are giving way to innovative tech companies like Kidoz, which specializes in crafting engaging, kid-safe mobile advertising solutions. Our portfolio, including high impact video and engaging rich media ads, is subject to the dynamic nature of digital media costs which are governed by auction-based pricing with rapidly varying margins. While these changes were becoming evident throughout fiscal 2023, in Q4 2023, we observed a significant shift in the ad mix, showcasing our ability to adapt and excel in this changing digital environment. Management believes that the Company’s proprietary technology and unique inventory, combined with the dominance of mobile entertainment as consumers’ preferred choice, will continue to have profound effects on its results in the coming years.”

To enable the Company to reward success, aid in recruiting, and retain its current employees and consultants in a challenging technology market, the Company continues to issue to its staff, consultants and directors stock option grants made in accordance with TSX Policy 4.4 and, subject to the rules of the TSX Venture Exchange and in accordance with the 2015 Stock Option plan approved by the shareholders of the Company. In fiscal 2023, 1,988,000 stock option grants expired unexercised of which 975,000 had been awarded to Directors and Officers. For this year’s grant, the Company is issuing to its staff, consultants and directors stock option grants entitling them to purchase up 2,368,750 common shares of the Company exercisable at CAD$0.20, of which 1,056,250 are awarded to Directors and Officers. The exercise price of CAD$0.20 is above the prior 20 day volume-weighted average price (VWAP) of CAD$0.17, and two cents above today’s closing market share price of CAD$0.18 per share. In accordance with the Company’s overall compensation program, the options now being granted will vest monthly over their 5-year term. This stock option grant represents 1.8% of the total issued and outstanding shares of the Company.

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Three Months Ended December 31, 2023	Three Months Ended December 31, 2022

Net Income (loss)	308,070	419,380
Less:
Depreciation and amortization	139,945	139,525
Income tax (recovery) expense	(27,776)	(150,484)
Interest and other income	(6)	(7)
Stock awareness program	18,371	9,857
Stock-based compensation	130,928	170,527
Gain on derivative liability – warrants	-	34
Adjusted EBITDA	569,532	588,832

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.ca website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163